Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290471

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED NOVEMBER 17, 2025)

YD BIO LIMITED

Prospectus for

11,500,000 Ordinary Shares Issuable Upon Exercise of Public Warrants

59,136,934 Ordinary Shares by the Selling Shareholders

5,425,000 Ordinary Shares Issuable upon Exercise of Warrants

This is a supplement (the “Prospectus Supplement”) to the prospectus, dated November 17, 2025 (as supplemented or amended from time to time, the “Prospectus”) of YD Bio Limited (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-290471), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the Company’s Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “Commission”) on January 30, 2026 (the “Form 6-K”). Accordingly, the Form 6-K is attached to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time. You should read the entire Prospectus, this Prospectus Supplement and any amendments or other supplements carefully before making an investment decision.

Our Ordinary Shares are listed on the Global Market tier of The Nasdaq Stock Market LLC under the symbol “YDES.” On February 3, 2026, the last sale price for our Ordinary Shares as reported on the Global Market tier of The Nasdaq Stock Market LLC was $10.85 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 5, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-42810

YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry Into a Letter of Intent to Acquire Safe Save Medical Cell Sciences & Technology Co., Ltd.

On January 20, 2026, YD Bio Limited (the “Company”) entered into a binding letter of intent (the “LOI”) with Safe Save Medical Cell Sciences & Technology Co., Ltd. (“SSMC”, together with the Company, the “Parties”), pursuant to which the Company intends to acquire, indirectly through an offshore holding company to be formed, all of the shares, assets and business of SSMC (the “Transaction”). Under the LOI, SSMC will undertake a corporate restructuring to establish Safe Save Cell (KY) Holdings Limited (the “KY Company”), which will hold 100% of SSMC’s equity, and the Company intends to acquire 100% of the equity interests of the KY Company.

The total consideration for the Transaction is expected to be NT$839,832,000, and be comprised of a mix of cash and ordinary shares of the Company, par value $0.0001 (the “Ordinary Shares”), with specific shareholders of SSMC holding more than 10% (including SSMC’s founder and affiliates) to receive Ordinary Shares via share swap, and other shareholders (the “general shareholders”) having the option to receive cash or Ordinary Shares.

Ordinary Shares issued as consideration will be subject to transfer restrictions in accordance with applicable U.S. securities laws, including a six-month lock-up for general shareholders and a one-year lock-up for specific shareholders.

Completion of the Transaction is subject to customary closing conditions, including completion of the Company’s due diligence, completion of SSMC’s restructuring, and the absence of any material adverse change in SSMC’s business, assets, or financial condition. The Parties target completion of due diligence by March 20, 2026, and expect to close within 30 days thereafter, subject to satisfaction of all conditions precedent. Upon closing, the KY Company is expected to become a wholly owned subsidiary of the Company, resulting in the Company’s indirect ownership and control of all of SSMC’s shares, business, and assets.

There can be no assurance that the Parties will enter into definitive agreements or that the Transaction will be completed within the anticipated timeframe or on the terms contemplated by the LOI. The terms of the LOI is expected to be superseded by a definitive agreement.

Issuance of Press Release

On January 29, 2026, the Company issued a press release announcing its entry into the LOI, which is attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”).

The information contained in this Report (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-292554) to be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished. This Report, including Exhibit 99.1, shall not otherwise be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such filing.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations. Except as required by law, the Company disclaims any duty to update these forward-looking statements.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated January 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 30, 2026

YD BIO LIMITED

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

Exhibit 99.1

YD Bio Limited Enters into Binding Letter of Intent to Acquire Safe Save Medical Cell Sciences & Technology Co., Ltd., Bolstering Leadership in Advanced Immunocell Therapy

TAIWAN, Jan. 29, 2026 (GLOBE NEWSWIRE) -- YD Bio Limited (“YD Bio Ltd” or the “Company”) (Nasdaq: YDES), a biotechnology company advancing DNA methylation-based cancer detection technology and ophthalmologic innovations, today announced it has entered into a binding Letter of Intent (the “LoI”) to acquire all shares, assets, and business of Safe Save Medical Cell Sciences & Technology Co., Ltd. (“SSMC”), a Taiwan-based dendritic cell immunotherapy platform. The LoI, executed on January 20, 2026, signifies a definitive step towards integrating SSMC’s advanced immunocell therapy capabilities into YD Bio Ltd’s strategic portfolio, further solidifying the Company’s strategic transformation from a portfolio of assets to an end-to-end biotechnology ecosystem.

SSMC specializes in the comprehensive research and development of innovative therapeutic drugs, leveraging its proprietary Autologous Dendritic Cells/Tumor Antigens (ADCTA) technology. This leading platform is expected to be instrumental in developing highly precise and personalized autologous immune targeted therapies, addressing critical unmet medical needs and improving patient outcomes.

SSMC is advancing its Phase III clinical application of autologous dendritic cell (DC) immunocell therapy in glioblastoma and has had extensive collaborations with nine medical centers and hospitals across Taiwan, applying its therapy primarily to patients with Stage IV solid tumors and those with Stage I-III solid tumors unresponsive to standard treatments, covering a broad spectrum of cancers including ovarian, breast, lung, colorectal, pancreatic, and glioblastoma.

“Following the Company’s announced merger with EG BioMed this month to integrate DNA-methylation-driven AI Platforms for cancer diagnostics, this LoI marks a transformative moment for YD Bio Ltd and a significant leap forward in our mission to bring advanced, life-changing cell therapies and regenerative medicine to cancer patients worldwide,” Dr. Ethan Shen, Chairman of the Board and Chief Executive Officer of YD Bio Ltd. ” SSMC, with its late-stage clinical assets and deep expertise in ADCTA technology, perfectly aligns with our strategic vision to expand beyond diagnostics into innovative therapeutic solutions. This acquisition is expected to significantly enhance our R&D capabilities, accelerate our entry into new therapeutic areas, and expand our market reach in the rapidly evolving field of cell and gene therapies, thereby filling a critical gap in our product portfolio with advanced cancer treatment preparations. We are excited to welcome SSMC’s talented team and groundbreaking technologies into the YD Bio family.”

Under the terms of the LoI, YD Bio Ltd intends to acquire 100% of the equity interests of Safe Save Cell (KY) Holdings Limited (the “KY Company”), an offshore holding company to be established through a SSMC’s corporate restructuring that will result in the KY Company holding 100% of SSMC’s shares, for a total consideration of NT$839,832,000 (approximately US$26.87 million).

The consideration for the acquisition is expected to involve a combination of newly issued YD Bio Ltd shares and cash. Specifically, shareholders holding more than 10% of SSMC’s shares, including its founder Mr. Yang Wen-Guang and his affiliates (“Specific Shareholders”), will receive new YD Bio Ltd shares through a share swap. Other shareholders (“General Shareholders”) will have the option to receive cash or elect to receive new YD Bio Ltd shares. All new YD Bio Ltd shares issued in connection with the transactions contemplated by the LoI will be subject to lock-up periods: six (6) months for General Shareholders and one (1) year for Specific Shareholders, in compliance with U.S. securities regulations.

The completion of the acquisition is subject to customary closing conditions, including the successful completion of YD Bio Ltd’s due diligence, SSMC’s corporate restructuring, and the absence of any material adverse changes in SSMC’s business, assets, or financial condition. The parties aim to complete the due diligence process by March 20, 2026, with the closing of the transaction anticipated within thirty (30) days thereafter, pending satisfaction of all conditions precedent.

About Safe Save Medical Cell Sciences & Technology Co., Ltd.

Established in 2011 from Hsinchu Biomedical Science Park, Safe Save Medical Cell Sciences & Technology Co., Ltd. is an advanced biotechnology firm dedicated to advancing the frontier of immunocell therapy. The company specializes in the comprehensive research and development of innovative therapeutic drugs, leveraging its proprietary technology for Autologous Dendritic Cells/Tumor Antigens (ADCTA) in immunotherapy preparations. This approach enables the development of highly precise and personalized autologous immune targeted therapies, positioning SSMC as a leading enterprise and a critical indicator within the domestic immunocell therapy landscape. Guided by a steadfast commitment to its core business philosophy of “R&D Innovation, Excellent Quality, and Professional Service,” SSMC aspires to be a global frontrunner and the definitive leader in immune dendritic cell therapy, driving forward the next generation of personalized cancer treatment and regenerative medicine solutions.

For more information, please visit: https://www.safesavecell.com.tw/.

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About YD Bio Limited

YD Bio Limited is a biotechnology company focused on advancing clinical trials, new drug development, cancer prevention diagnostics, stem cell and exosome therapies with the potential to transform the treatment of diseases with high unmet medical need. The Company is committed to improving patient outcomes through scientific innovation and precision medicine. In addition to its R&D efforts, YD Bio Limited is a recognized supplier of clinical trial drugs and has expanded into the development and distribution of post-market auxiliary products. For more information, please visit the Company’s website: ir.ydesgroup.com.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, statements about the proposed acquisition of SSMC, the anticipated benefits of the acquisition, the expected timing of the completion of the transaction, and the future financial and operating performance of YD Bio Limited. Forward-looking statements are based on current expectations, estimates, forecasts, and projections and are not guarantees of future performance. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Actual results may differ materially due to a variety of factors, including regulatory decisions and feedback; the ability to complete the acquisition on the terms or within the timeframe currently contemplated, the ability to successfully integrate SSMC’s operations and technology, the ability to achieve the anticipated synergies and benefits of the acquisition, and other risks and uncertainties described in YD Bio Ltd’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The Company undertakes no obligation to update any forward-looking statements, except as required by law. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with theSEC.

For investor and media inquiries, please contact:

YD Bio Limited
Investor Relations
Email: investor@ydesgroup.com

WFS Investor Relations Inc.
Email: services@wealthfsllc.com
Phone: +1 628 283 9214

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